UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo 50
Piso 11
C1107AAB-Buenos Aires
Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letters to the Argentine Comisión Nacional de Valores (“CNV” or National Securities Commission) dated March 17, 2014

NORTEL INVERSORA S.A.

Buenos Aires, March 17, 2014

Mr. President of the
Comisión Nacional de Valores (“CNV” or National Securities Commission)
Lic. Alejandro Vanoli
S                      /                      D.

Dear Sir:

Re: Call to Annual and Extraordinary General
Stockholders’ Meeting on April, 29, 2014

As Officer in Charge of Market Relations of Nortel Inversora S.A., I hereby notify you that on the date hereof, Nortel’s Board resolved to call its stockholders to the Annual and Extraordinary General Stockholders’ Meeting on first call, to be held on April 29, 2014, at 3 pm, for purposes of considering the documentation corresponding to the fiscal year ended on December 31, 2013.

We will timely submit the documentation required by Section 4, Chapter II, Title II of the Rules of the CNV (N.T. 2013)

Without further ado, I take this opportunity to greet you sincerely.

______________________________
María Verónica Tuccio
Attorney-in-fact
Nortel Inversora S.A.

NORTEL INVERSORA S.A.

Buenos Aires, March 17, 2014

Mr. President of the
Comisión Nacional de Valores (“CNV” or National Securities Commission)
Lic. Alejandro Vanoli
S                      /                      D.

Dear Sir:

Re:	Annual and Extraordinary General
Stockholders’ Meeting on April, 29, 2014
Proposal on distribution of results

As Officer in Charge of Market Relations of Nortel Inversora S.A., I hereby notify you that during a meeting held on the date hereof, in which the Board called the Annual and Extraordinary General Stockholders’ Meeting to be held on first call on April, 29, 2014, at 3 pm, the Board also resolved to submit the following proposal on the attribution of non-appropriated profit as of December 31, 2013 for consideration by such Stockholders’ Meeting:

In AR$
Non-appropriated profit as of December 31, 2013	1,720,241,145
To Voluntary Reserve for the Future Distribution of Dividends	(1,720,241,145)
To next fiscal year	-------

In addition, the Board proposes to the Stockholders’ Meeting that the Company’s Board be authorized to approve the timing and amounts to be deducted and distributed from the Voluntary Reserve for the Future Distribution of Dividends, taking into account Nortel’s future liquidity.

It is recorded that the Board of Directors does not propose the capitalization of earnings nor of any other accounts, since it considers that the outstanding capital stock of the Company is sufficient.

Without further ado, I take this opportunity to greet you sincerely.

______________________________
María de los Ángeles Blanco Salgado
Officer in Charge of Market Relations
Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	March 17, 2014	By:	/s/ María Blanco Salgado
			Name:	Maria Blanco Salgado
			Title:	Officer in Charge of Market Relations